Press release

May 6, 2002

Skandia

Corporate Communications
S-103 50 Stockholm, Sweden

Extraordinary General Meeting of Skandia

Shareholders of SKANDIA INSURANCE COMPANY LTD (publ) ("the Company") are hereby summoned to an Extraordinary General Meeting on Wednesday, 29 May 2002, at 2.00 p.m. (Swedish time). Location: the Riviera Cinema, Sveavägen 52, Stockholm, Sweden.

NOTIFICATION OF ATTENDANCE, ETC.

Shareholders intending to attend the Extraordinary General Meeting, must

- be recorded as shareholders in the Shareholders Register maintained by VPC AB as per Friday, 17 May 2002,

and must

- notify the Company of their intention to attend the Meeting not later than 4.30 p.m. (Swedish time) on Friday, 24 May 2002. Notification of intent to attend the Meeting should be made in writing to Skandia, Corporate Law, "EGM" SE-103 50 Stockholm, Sweden, by telephone Int. +46-8-788 32 62 alt. Int. +46-8-788 30 68, fax Int. +46-8-788 16 80 or via the Internet at http://www.skandia.com/agm. Please note that if participating by proxy, power of attorney must be sent in original and may not be sent by fax or via the Internet.

Shareholders whose shares are held in trust by a bank or private broker must temporarily register their shares in their own names in the Shareholders Register to be able to attend the Extraordinary General Meeting. Such registration must be completed not later than Friday, 17 May 2002. Shareholders are advised to notify the trustee well in advance of 17 May of their request to have their shares re-registered.

AGENDA AND PROPOSED DECISIONS

1. Opening of the Extraordinary General Meeting
2. Election of a Chairman to preside over the Meeting
   Board Recommendation: Mr. Johan Gernandt, Attorney at Law
3. Election of a person to check and sign the Minutes together with the Chairman
4. Verification of the voting list
5. Decision as to whether the Meeting has been properly called
6. Decision on the approval of the Board's proposal for a stock option programme for the Skandia group for the year 2003, and in connection with this, decision on the Board's proposal to carry out a directed issue of a promissory note with detachable warrants to subscribe for new shares in Skandia Insurance Company Ltd

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Background

At Skandia's Annual General Meeting on 17 April 2002, the Board proposed that the Meeting decide on a stock option programme for the Skandia group for the years 2003–2005. Since the Board was notified that a majority would vote in favour of the proposal, but that it was unlikely that the proposal would receive 90 per cent of the votes at the Meeting, the proposal was withdrawn by the Board. At the same time, the Board was informed that shareholders that represented 95 per cent of the votes at the Annual General Meeting on 17 April 2002 would, at an Extraordinary General Meeting, vote in favour of the proposed programme, with unchanged terms, if the programme was limited to one year (2003).

The Board's proposals:

A. Proposal for Stock Option Programme for the Skandia group 2003

Against the background above it is proposed that the Extraordinary General Meeting decide on a group-wide incentive programme in the form of stock options for the year 2003, directed in part to essentially all employees (programme A) and in part to key employees (programme B). The proposed programme is in line with the programme in effect for the years 2000–2002. Continuity between the two programmes will thus be maintained. However, the volume of the programme now being proposed is lesser than for the individual years in the 2000–2002 programme. Furthermore, the exercise price in the proposed programme has been set higher than the market value of Skandia shares on the date the options are to be granted.

The main features of the stock option programme are as follows: Stock options will be granted, without charge, to the employees in line with the Skandia group's compensation policy and as part of the employees' total compensation from Skandia. Grants will be made on one occasion – in February 2003. The price per share upon exercise of the stock options – the exercise price – will correspond to the market value of Skandia shares during the last five trading days prior to the granting date, plus 10 per cent. Decisions on grants will be made by the Board's Compensation Committee, consisting of the Chairman and two additional Directors who are not employees of the Skandia group. For programme A, which in principle will include all full-time employees with at least one year of service with the Skandia group, a total of not more than 2,000,000 stock options will be granted (including a reserve for social security costs). The grants will be equal for all employees, without any categorical breakdown. The term of the options in programme A will be a maximum of three years and three months. For programme B, which is directed at key employees in the Skandia group, mainly in the US and UK operations, a total of not more than 11,333,300 stock options will be granted (including a reserve for social security costs). Grants will be made on an individual basis, based on the individual employee's performance and significance for the group's result and value growth, and taking into account the relevant competitive situation for such employees. The maximum term of the stock options will be seven years for programme B. In view of the individual allocation principles, no general categorical breakdown will be made. With exception for the group CEO, no stock options will be granted to Directors elected by the General Meeting. A set of plan rules for the stock options will be decided on by the Board.

Skandia

B. Proposal for directed issue of a promissory note with detachable warrants to subscribe for new shares in Skandia Insurance Company Ltd

It is proposed that the Company raise a loan with a nominal value of SEK 3,000,000 through the issuance of a promissory note with 13,333,300 detachable warrants for the subscription of new shares, whereby each warrant shall carry entitlement to subscribe for one new share with a par value of SEK 1. The warrants shall have terms running through the end of 2010. As a result of this, the Company's share capital can increase by a maximum of SEK 13,333,300. Interest on the loan amount shall be charged at an annual interest rate of 5 per cent. The loan shall have a term up until the end of 2002. For subscription of the promissory note with detachable warrants to subscribe for new shares, mainly the following terms shall apply: The right to subscribe for the promissory note with detachable warrants to subscribe for new shares ("the Promissory Note"), with deviation from the shareholders' pre-emption rights, shall only be given to Skandia Umbrella Trust 2000. The Promissory Note shall be subscribed for in its nominal amount. The price for which new shares may be subscribed for shall correspond to the average price paid for Skandia shares on the Stockholm Stock Exchange during the five days of trading immediately following the release of Skandia's year-end report for 2002 plus 10 per cent. The reason for the deviation from the shareholders' pre-emption rights is as follows: The issuance is being carried out on account of the proposed stock option programme. The warrants may only be called upon to the extent necessary to release stock options granted. It is important for the Company and its shareholders that a part of the employees' compensation is related to the price development of Skandia shares.

The Board proposes that a decision by the Extraordinary General Meeting on this matter shall require a qualified majority pursuant to § 3 of the Swedish Act (1987:464) on Certain Directed Issues in Stock Market Companies, etc.

More detailed information on the proposal for the stock option programme is expected to be kept available from Monday, 6 May 2002, on Skandia's website http://www.skandia.com/agm, and is thereafter available to shareholders upon request from Skandia, Corporate Law, SE-103 50 Stockholm, Sweden, telephone Int. +46-8-788 32 62 alt. Int. +46-8-788 30 68, or fax Int. +46-8-788 16 80.

The Board's complete proposal on the issuance of a promissory note with detachable warrants to subscribe for new shares on account of the proposed stock option programme, as well as other documentation in accordance with Chapter 5, Section 4, compared with Chapter 4, Section 7, of the Swedish Insurance Business Act (SFS 1982:713), will be available as from Wednesday, 22 May 2002, at the head offices of Skandia Insurance Company Ltd, Sveavägen 44, Stockholm, Sweden. These documents will also be sent to shareholders upon request to Skandia, Corporate Law, SE-103 50 Stockholm, Sweden, telephone Int. +46-8-788 32 62 alt. Int. +46-8-788 30 68, or fax Int. +46-8-788 16 80.

7. Adjournment of the Extraordinary General Meeting

SWEDISH-SPEAKING SHAREHOLDERS

This summons to attend an Extraordinary General Meeting of Skandia Insurance Company Ltd (publ), to be held on Wednesday, 29 May 2002, at 2.00 p.m. (Swedish time) at the Riviera Cinema, Sveavägen 52, Stockholm, Sweden, can also be obtained in Swedish. Please contact Skandia, Corporate Law, SE-103 50 Stockholm, Sweden, by telephone Int. +46-8-788 32 62 alt. Int. +46-8-788 30 68, or fax Int. +46-8-788 16 80.

A welcome is extended to the shareholders to attend the Extraordinary General Meeting.
Stockholm, April 2002
The Board of Directors